

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2013

Via E-mail
Stephen Alfers
Chief Executive Officer and President
Pershing Gold Corporation
1658 Cole Boulevard
Building 6-Suite 210
Lakewood, CO  80401

> **Re:    Pershing Gold Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 18, 2013**
> **File No. 333-179073**

Dear Mr. Alfers:

We have reviewed your responses to the oral comments issued on December 21, 2012 and have the following additional comments.

Prospectus Cover Page

1. We note your disclosure in the first paragraph that Continental Resources Group, Inc. intends to "distribute such registered shares to its shareholders as part of its plan of liquidation."  We also note that this registration statement registers the resale of certain shares of your common stock by certain identified selling stockholders.  Please revise the first paragraph and the prospectus throughout to remove any implication that Continental Resources Group, Inc. will be distributing registered shares.  Please revise to remove Continental Resources Group, Inc. as a selling stockholder and to name individually the Continental Resources Group, Inc. stockholders as selling stockholders.  For each selling stockholder, revise to include the information required by Item 507 of Regulation S-K. For additional guidance related to entities and stockholder groups holding less than 1% of your common stock prior to the offering, refer to Questions 140.02 and 240.01 of the Regulation S-K Compliance & Disclosure Interpretations.  Please also revise the Selling Stockholders section on page 43 and Plan of Distribution section on page 47 accordingly.

Executive Compensation, page 36

Agreements with Executive Officers, page 37

Adam Wasserman, page 37

2. Please revise the second to last sentence so that the amounts and years presented reconcile with the information presented in the Summary Compensation Table on page 36.

Outstanding Equity Awards at Fiscal Year-End, page 38

3. We note that you have provided this information as of December 31, 2011. Please update your disclosure to revise the introductory language to the table, as applicable, and to provide this information as of the end of your last completed fiscal year, i.e. December 31, 2012. For example, we note that Mr. Alfers appears to have had outstanding stock and option awards at the end of your last completed fiscal year. Please revise to provide all of the information required by Item 402(p) of Regulation S-K with respect to such awards.

Director Compensation, page 39

4. We note that in 2012 you paid certain compensation to two of your directors, namely Messrs. Honig and Rector. Please revise this section to include a Director Compensation Table with associated footnote disclosure. Refer to Item 402(r) of Regulation S-K.

Plan of Distribution, page 47

5. Please delete the last sentence of the first paragraph. The selling stockholders who are the stockholders of Continental Resources Group, Inc. should be listed in the Selling Stockholders section on page 43. Please also revise this section throughout as applicable.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc:     Via E-mail
         Harvey J. Kesner, Esq.